UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-41658

Lucas GC Limited

(Exact name of registrant as specified in its charter)

Room 1109, 11/F, Tower A

Star Plaza, No. 8 Wangjing Street

Chaoyang District

Beijing 100102, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INCORPORATION BY REFERENCE

This current report on Form 6-K (this “Report”) is hereby incorporated by reference in the registration statements of Lucas GC Limited on Form F-3 (No. 333-286651) and Form S-8 (No. 333-283728), to the extent not superseded by documents or reports subsequently filed or furnished.

CHANGE OF ROLE OF CHIEF TECHNOLOGY OFFICER

Effective July 30, 2026, Mr. Harry Tang will step down from his role as the chief technology officer of Lucas GC Limited (the “Company”) to become a senior advisor of the Company. Mr. Tang’s change of role was for personal reasons and was not the result of any disagreement with the Company on any matter relating to its operations, policies, or practices of the Company.

In his new role as a senior advisor, Mr. Tang will continue to support implementation and commercialization of the Company’s patent portfolio and technologies jointly developed by the Company’s founder, chief executive officer and chairman of the board of directors, Mr. Howard Lee, and the Company’s executive director Dr. Wang-chan Wong, across various industry applications and verticals.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 10, 2026

Lucas GC Limited

	By:	/s/ Howard Lee
	Name:	Howard Lee
	Title:	Chief Executive Officer and Chairman of the Board of Directors